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                          BIOMARINE TECHNOLOGIES, INC.
                            1198 Gulf Breeze Parkway
                              Gulf Breeze, FL 32561
                                 (850) 934-8888

                                                                October 25, 2001

VIA EDGAR
---------

Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549-0404

Re:      BioMarine Technologies, Inc. Registration Statement on
         Form SB-2
         (Registration No.333-37078)
         FORM RW - APPLICATION FOR WITHDRAWAL
         ------------------------------------

Ladies and Gentlemen:

         Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "Act"), BioMarine Technologies, Inc. a corporation (the "Company") hereby requests the Securities and Exchange Commission's consent to withdraw its Registration Statement on Form 58-2 together with all exhibits thereto (Registration No.333-37078, as amended) (the "Registration Statement"). The Registration Statement was originally filed with the Securities and Exchange Commission on February 15, 2000.

         In light of current market conditions, the Company has determined not to proceed at this time with the public offering contemplated by the Registration Statement. The Company hereby confirms that no securities have been sold pursuant to the Registration Statement and that all activity regarding the proposed public offering has been discontinued. Accordingly, the Company respectively requests that the Commission issue an order granting the withdrawal of the Registration Statement as soon as possible. The Company also requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company's account with the Commission for future use by the Company or pursuant to Rule 457(p) of Regulation C of the Act.

         Pursuant to Rule 477(c), the Company hereby advises the Commission that the Company may undertake a subsequent private offering in reliance on Rule 155(c) under the Act.

         Please provide the Company with a facsimile copy of the order consenting to the withdrawal of the Registration Statement as soon as is available. The Company's facsimile number is (850) 934-8889.

         If you have any questions regarding this application for withdrawal, please contact the undersigned at (850) 934-8888 or Gerald A. Adler, Fsq. at Bondy & Schloss LLP at (212) 661-3535.

                                                Very truly yours.

                                                 /s/ John Ericsson
                                                BioMarine Technologies, Inc

                                                By: /s/ John Ericsson
                                                --------------------------
                                                John Ericsson
                                                Chief Executive Officer